SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	2018FY Q1 Investor presentation
2018FY Q1 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 09, 2017

JAGUAR LAND ROVER RESULTS FOR THE QUARTER ENDED 30 JUNE 2017 9th AUGUST 2017

DISCLAIMER Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.—Q1 FY18 represents the 3 month period from 1 April 2017 to 30 June 2017—Q1 FY17 represents the 3 month period from 1 April 2016 to 30 June 2016 Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU. Retail volume data includes and wholesale volume excludes sales from the Company’s unconsolidated Chinese joint venture (“CJLR”). EBITDA is defined to include the revaluation of current assets and liabilities and realised FX and commodity hedges but excludes the revaluation of foreign currency debt, unrealised FX and commodity hedges, as well as exceptional items EBIT is defined to include the revaluation of current assets and liabilities and realised FX and commodity hedges as well as profits from CJLR but excludes the revaluation of foreign currency debt, unrealised FX and commodity hedges, and exceptional items Certain analysis undertaken and represented in this document may constitute an estimate from the Company and may differ from the actual underlying results

AGENDA Financial performance for the quarter 4 Other developments 12 JLR Strategy 14 Looking ahead 15 Closing Q&A Company participants Kenneth Gregor, CFO, Jaguar Land Rover C. Ramakrishnan, Group CFO, Tata Motors Bennett Birgbauer, Treasurer, Jaguar Land Rover

KEY FINANCIAL METRICS STRONG REVENUE, PBT UP WITH ONE-OFF PENSION CREDIT* £ millions Revenue Underlying EBITDA PBT 900 20% 800 18% 672 16% 5,355 5,599 700 14% 595 600 12.5% 12% 500 442 10% 399 400 7.9% 8% 300 6% 200 4% 100 2% —0% Q1 FY17 Q1 FY18 Q1 FY17 Q1 FY18 Q1 FY17 Q1 FY18 * Q1 FY18 PBT includes a £437m credit relating to changes made to the Company’s pension plans, not included in underlying EBITDA. - 4 -

KEY FINANCIAL METRICS STRONG REVENUE, PBT UP WITH ONE-OFF PENSION CREDIT* Quarter ended 30 June (£ million, unless stated) 2017 2016 Change Retail volumes (‘000 units) (inc CJLR) 137.5 132.8 4.7 Wholesale volumes (‘000 units) (exc CJLR) 117.9 120.8 (2.9) Revenue 5,599 5,355 244 Underlying EBITDA 442 672 (230) Underlying EBITDA Margin 7.9% 12.5% (4.6) pts Profit before tax and one-off items 157 348 (191) One-off items* 438 51 387 Profit before tax 595 399 196 Underlying EBIT margin 1.2% 6.1% (4.9) pts Unadjusted EBIT margin 9.0% 6.1% 2.9 pts * The one-off Items relate to a £437m credit relating to changes made to the Company’s pension plans in Q1 FY18 and the non-recurrence of £50m of Tianjin recoveries in Q1 FY17 - 5 -

Q1 FY18 RETAILS 137,463 UP 3.5% STRONG CHINA AND US SALES, UK DOWN AFTER TAX CHANGE Units in ‘000 North UK Europe China Overseas America YoY +15.6% (14.3)% 0.0% +30.3% (13.9)% 33.5 33.5 28.4 23.1 18.9 20.7% 16.8% 24.4% 13.8% 24.4% Volumes include sales from Chery Jaguar Land Rover – Q1 FY18 20,309 units, Q1 FY17 Actuals 14,039—6 -

Q1 FY18 RETAILS 137,463 UP 3.5% NEW DISCOVERY LAUNCHED IN CHINA AND US IN MAY Units in ‘000 28.0 24.8 19.9 17.6 14.1 8.9 9.6 9.3 2.4 2.7 0.1 - XE XF XJ F-PACE F-TYPE Discovery Discovery RR Evoque RR Velar RR Sport Range Rover Defender Sport YoY (0.4) 1.7 (0.1) 8.2 0.0 (1.1) (3.1) (1.0) 0.1 (0.7) 1.7 (0.7) Volumes include sales from Chery Jaguar Land Rover – Q1 FY18 20,309 units, Q1 FY17 14,039 - 7 -

YEAR ON YEAR PROFIT WALK £ millions Pension credit: £437m FY17 Tianjin recovery: £50 £387 £595 Continuation of FY17 trend —particularly US £399 £(28) £(93) £(96) £(62) £88 PBT Q1 FY17 Volume, mix and Net pricing Material and D&A Exchange & One-off items PBT Q1 FY18 market Operating costs commodities Underlying 6.1% (2.4)% (1.6)% (1.1)% 0.2% n/a 1.2% EBIT - 8—For analytical purposes only

QUARTER ON QUARTER PROFIT WALK Q1 SALES CALENDARISATION, ONE-OFF PENSION CREDIT £ millions Wholesale volumes down 41k units vs Q4 FY17 £(531) Pension credit: £437m £676 FY17 Tianjin recovery: £15 £422 £595 £104 £(1) £(49) £(26) PBT Q4 FY17 Volume, mix and Net pricing Material and D&A Exchange & One-off items PBT Q1 FY18 market Operating costs commodities Underlying 9.0% (7.3)% 1.9% (0.0)% (2.4)% n/a 1.2% EBIT - 9—For analytical purposes only

CASH FLOW INVESTMENT AND WORKING CAPITAL CALENDARISATION Quarter ended 30 June (£ millions) 2017 2016 Change 38 30 PBT 595 399 196 Depreciation and amortisation 450 388 62 Tax paid (104) (59) (45) Other (496) (30) (467) Cash profit after tax 445 698 (254) Total product and other investment (995) (692) (303) Working capital changes (733) (640) (93) Finance expenses and fees (25) (27) 2 Free cash flow* (1,308) (661) (648) Changes in debt (11) (91) 81 Dividends paid (60) (150) 90 Net change in cash & financial deposits (1,379) (902) (477) * Free cash flow defined as net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents

STRONG LIQUIDITY £4.1B CASH & £1.9B UNDRAWN RCF £ millions Total cash Debt maturity profile 4,108 3,749 3,501 139 £1.9b undrawn 3,362 RCF extended to 2022 with no financial covenant 500 784 539 571 384 384 300 400 - Q1 FY17 Q1 FY18 CY18 CY19 CY20 CY21 CY22 CY23 CY24 Total Debt Bonds Other debt: Discounted receivables, finance leases and deferred fees - 11 -

EXCITING NEW PRODUCTS TO DRIVE FUTURE GROWTH Discovery (US & China May 2017) Range Rover Velar (July 2017) XF Sportbrake (This summer) E-PACE (This winter) I-PACE (2018) Watch this space! First premium SUV BEV - 12 -

JULY RETAILS 46,074 UP 3.6% NEW DISCOVERY RAMPING UP, RANGE ROVER VELAR STARTED Units in ‘000 9.2 7.5 6.0 5.7 4.4 4.3 3.0 2.7 1.7 0.8 0.8 0.0 XE XF XJ F-PACE F-TYPE Discovery Discovery RR Evoque RR Velar RR Sport Range Rover Discontinued Sport YoY (0.8) 0.5 (0.1) 0.2 (0.1) 0.8 0.5 (0.8) 1.7 (0.7) 0.4 (0.2) Volumes include sales from Chery Jaguar Land Rover – Jul FY18 6,673 units, July FY17 3,669 units - 13 -

JLR STRATEGIC PRIORITIES — ACES AUTONOMOUS CONNECTED ELECTRIC SHARED JLR vehicles currently Investment in technology I-PACE Battery Electric InMotion Ventures include level 2 features & infrastructure to Vehicle on sale 2018 invests in the future of support higher levels of transport and mobility Investing in driver Plug-in hybrids starting in connectivity assistance technology to 2018 Lyft investment—$25m support increasing Cloudcar—$15m equity with opportunities to degrees of automation investment collaborate - 14 -

LOOKING AHEAD CONTINUING TO INVEST TO DRIVE PROFITABLE GROWTH JLR’s strategy is to achieve sustainable profitable growth by investing proportionally more in new products, technology and manufacturing capacity. Consistent with this, FY18 investment spending is expected to be in the region of £4 – 4.35b, including investment in the new Slovakia plant Despite increased geopolitical uncertainty (e.g. Brexit in the UK), economic growth in most major economies is continuing, although competitive conditions and incentive levels in the automotive sector have increased in key markets such as North America As previously indicated, JLR expects margin pressures seen in FY17 including higher incentive levels and launch and growth costs to continue in FY18. We also expect seasonality in volume and profit by Quarter to continue The launch of the versatile new Discovery (US and China in May), the stunning Range Rover Velar, the Jaguar E-PACE, XF Sportbrake and other exciting new models in FY18 are expected to strengthen our portfolio and attract new customers, driving sustainable profitable growth over the course of the financial year and beyond JLR’s planning target remains to achieve an 8-10% EBIT margin in the medium term - 15 -

Thank You Kenneth Gregor Jaguar Land Rover CFO, Jaguar Land Rover Abbey Road, Whitley, Coventry CV3 4LF C. Ramakrishnan Jaguarlandrover.com Group CFO, Tata Motors Bennett Birgbauer Treasurer, Jaguar Land Rover Jaguar Land Rover Investor Relations investor@jaguarlandrover.com Tata Motors Investor Relations Ir_tml@tatamotors.com - 16 -

ADDITIONAL SLIDES

CHINA JOINT VENTURE INCREASED SALES AND PROFITS Units in 000’s £ millions JLR share of profit Retail volumes 77 20.3 14.0 45 On sale from CJLR 2018 Q1 FY17 Q1 FY18 Q1 FY17 Q1 FY18 - 18—Note: Includes local market incentive of £31m in Q1 FY18 and £6m in Q1 FY17

INCOME STATEMENT STRONG REVENUE, PBT UP WITH ONE-OFF PENSION CREDIT* Quarter ended 30 June (£ millions) 2017 2016 Change 38 30 Revenues 5,599 5,355 244 Material and other cost of sales (3,565) (3,241) (324) Employee costs (656) (605) (51) Other (expense) /income(1) (1,291) (1,159) (132) Product development costs capitalised 355 322 33 Underlying EBITDA 442 672 (230) Depreciation and amortisation (450) (388) (62) Share of profit from Joint Venture 77 45 32 Underlying EBIT 69 329 (260) Undesignated debt/unrealised hedges MTM(2) 100 31 69 Net finance (expense) / income and other (12) (12) - Profit before tax and one-off items 157 348 (191) One-off items 438 51 387 Profit before tax 595 399 196 Income tax (123) (95) (28) Profit after tax 472 304 168 * The one-off Items relate to a £437m credit relating to changes made to the Company’s pension plans in Q1 FY18 and the non-recurrence of Tianjin recoveries (£51m in Q1 FY17 ) 1) Includes mark to market of current assets and liabilities and realised gains/losses on FX and commodity hedges not hedge accounted 2) Includes mark to market of unrealised FX of hedges (including time value of options) and realised currency derivatives entered into to hedge certain foreign currency debt The mark to market of realised gains/losses on matured, hedge accounted FX trades is now reported against ‘Revenue’ or ‘Material and other cost of sales’ in line with the respective underlying hedged item. For consistency, comparative periods have been restated for this change in presentation—19 -

Q1 FY18 WHOLESALES OF 117,916 DOWN 2.4% REFLECTS PRODUCTION SCHEDULES Units in ‘000 North UK Europe China Overseas America YoY (0.8)% +13.8% (11.9)% +7.6% (12.3)% 31.3 29.4 25.8 17.7 13.7 25.0% 15.0% 21.9% 26.5% 11.6% Volumes exclude sales from Chery Jaguar Land Rover – Q1 FY18 20,560 units, Q1 DFY17 13,558 units—20 -

Q1 FY18 WHOLESALES OF 117,916 DOWN 2.4% F-PACE, RANGE ROVER & VELAR OFFSET BY LOWER XE, XF Units in ‘000 21.2 19.0 17.8 18.1 13.5 11.7 6.4 3.5 3.0 2.0 1.8 0.0 XE XF XJ F-PACE F-TYPE Discovery Discovery RR Evoque RR Velar RR Sport Range Rover Discontinued Sport YoY (2.4) (3.3) 0.5 4.4 (1.1) (0.6) (0.7) (0.8) 1.8 (1.1) 0.8 (0.3) Volumes exclude sales from Chery Jaguar Land Rover – Q1 FY18 20,560 units, Q1 FY17 13,558 units—21 -

JULY RETAILS 46,074 UP 3.6% CHINA UP WITH OTHER MARKETS SLIGHTLY WEAKER Units in ‘000 North UK Europe China Overseas America YoY (2.7)% (1.0)% (5.7)% +34.4% (6.1)% 11.6 10.2 10.1 7.6 6.6 22.1% 16.4% 14.3% 21.9% 25.3% Volumes include sales from Chery Jaguar Land Rover – Jul FY18 6,673 units, July FY17 3,669 units—22 -

PRODUCT AND OTHER INVESTMENT CAPITAL EXPENDITURE TO GROW THE BUSINESS Quarter ended 30 June (£ millions) 2017 2016 Change 38 30 R&D expense Capitalised 355 322 33 Expensed 94 85 9 Total R&D expense 449 407 42 Investment in tangible and other intangible assets 546 285 261 Total product and other investment 995 692 303 Capital investment as % of revenue 17.8% 12.9% 4.9 ppt Of which capitalised 901 607 294

FOREIGN EXCHANGE IMPACT ON PROFITABILITY Quarter ended 30 June (£ millions) 2017 2016 Change 38 30 Operational exchange n/a n/a 259 Realised FX hedges and other (454) (115) (339) Revaluation of current assets and liabilities including warranty (365) (3) (94) (86) (271) 83 Total FX impacting EBITDA & EBIT n/a n/a 3 Unrealised FX Hedges 89 21 68 Revaluation of Undesignated Debt 19 (23) 42 Total FX impact on PBT n/a n/a 113 Realised commodities (incl. in EBITDA & EBIT) 1 (15) 16 Unrealised commodities (excl. from EBITDA & EBIT) (8) 33 (41) Total FX & Commodities impact on PBT n/a n/a 88 End of Period Exchange Rates Q-o-Qx Q-o-Qx GBP:USD 1.301 4.4%x 1.346 6.2%x GBP:EUR 1.140 2.2%x 1.211 4.2%x GBP:CNY 8.817 2.8%x 8.965 3.4%x

Jaguar Land Rover Automotive plc Interim Report For the three month period ended 30 June 2017 Company registered number: 06477691

Group, Company, Jaguar Land Rover and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA	defined by the Company as profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges) and realised currency derivatives entered into to hedge certain foreign currency debt, share of profit/loss from equity accounted investments and depreciation and amortisation.

EBITDA margin	measured as EBITDA as a percentage of revenue.

EBIT	defined by the Company as profit for the period before income tax expense, exceptional items, finance expense (net), finance income, gains/losses on unrealised commodity derivatives, foreign exchange gains/losses on unrealised derivatives as well as debt (not designated as hedges).

EBIT margin

measured as EBIT as a percentage of revenue.

In this Interim Report underlying EBITDA and EBIT excludes the one-off credit relating to changes made to the Company’s pension plans in Q1 FY18 and recoveries in Q1 FY18 and Q1 FY17 relating to the Tianjin port explosion.

PBT	profit before tax.

PAT	profit after tax.

Net cash	defined by the Company as cash and cash equivalents plus short-term deposits less total balance sheet borrowings (as disclosed in note 14 to the condensed consolidated financial statements).

Free cash flow	defined by the Company as net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees and payments of lease obligations. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

Total investment	defined by the Company as the purchase of property, plant and equipment and cash paid for intangible assets (including expensed R&D) as well as investments in equity accounted investments, purchases of other investments and the acquisition of subsidiaries.

FY18	12 months ending 31 March 2018

FY17	12 months ended 31 March 2017

Q1	3 months ended 30 June

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

[1]	Refer to underlying EBITDA and EBIT reconciliation on page 4.

Management’s discussion and analysis of financial condition and results of operations

Jaguar Land Rover achieved retail sales of 137,463 (including China JV sales) in Q1 FY18 led by higher growth in China and North America with continued strong demand for the Jaguar F-PACE and Range Rover as well as the introduction of the long wheel base Jaguar XFL in China. PBT was £595 million including a £437 million one-off credit relating to changes made to the Company’s pension plans from a final salary to a career average basis.

Key metrics/highlights for Q1 FY18 results, compared to Q1 FY17, are as follows:

•	Retail sales of 137.5k units (including the China JV), up 3.5%.

•	Wholesales of 117.9k units (excluding the China JV), down 2.4%

•	Revenue of £5.6 billion, up from £5.4 billion

•	PBT of £595 million, including a £437 million one-off pension credit, up from £399 million and PAT of £472 million, up from £304 million

•	Underlying EBITDA (excluding the one-off pension credit) of £442 million (7.9% margin), down from £672 million (12.5% margin) and underlying EBIT of £69 million (1.2% margin), down from £329 million (6.1% margin). The unadjusted EBIT margin was 9.0%

•	Free cash flow was negative £1.3 billion after total investment spending of £995 million and £733 million seasonal working capital outflows

Market environment

The economic environment remained generally positive, notwithstanding significant geopolitical uncertainty. Slowing growth and higher inflation in the UK is beginning to emerge and Brexit has continued to be a source of uncertainty exacerbated by the lack of a decisive majority following the general election in June, however, the Pound has recovered slightly against the US Dollar recently. GDP growth in the US continues to be solid and the Fed increased interest rate by 25bpts to 1.25% on 14 June, although uncertainty over future rate increases has seen the US Dollar weaken. Economic growth in China in Q1 FY18 beat market expectations supported by strong growth in the property market, however concerns over property price inflation and debt levels remain. Steady growth in Europe continues to be supported by low inflation, solid consumer spending and increased confidence with the Euro strengthening amid growing expectation of QE tapering by the ECB. The economic environment in emerging markets remains challenging, notwithstanding some encouragement as Russia comes out of a recession.

Total automotive industry car volumes (units)

	Q1 FY18	Q1 FY17	Change (%)
China	5,305,300	5,356,200	(1.0)%
Europe (excluding UK)	2,893,999	2,812,891	2.9%
UK	581,795	648,856	(10.3)%
US	4,391,013	4,521,543	(2.9)%
Other markets (including Russia and Brazil)	3,245,544	3,049,538	6.4%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover sales volumes year-on-year performance

Q1 FY18 total retail sales were 137,463 units (including the China JV), up 3.5%, driven by continuing strong demand for the Jaguar F-PACE and Range Rover as well as the introduction of the long wheel base Jaguar XFL in China. By region, Q1 FY18 retail sales were up in China (30.3%) and North America (15.6%), flat in Europe, down 13.9% in Overseas markets and down 14.3% in the UK which includes the impact of consumers having pulled ahead purchases in March ahead of an increase in vehicle excise duty enacted on 1 April 2017. By brand, Land Rover retails in Q1 FY18 were 96,197 units, down 4.7% with launch of the Discovery not yet fully ramped up (only launched in the US and China in May) but strong sales of Range Rover (up 13.8%). Jaguar retails were 41,266 units, up 29.7%, primarily driven by continued strong demand for F-PACE and the introduction of the XFL in China.

Wholesales totalled 117,916 units (excluding China JV) in Q1 FY18, down 2.4%, in particular following strong seasonal sales in Q4 FY17. By brand, Land Rover wholesales were 85,279 units, down slightly (1.1%). Jaguar wholesales in Q1 FY18 were 32,637 units, down 5.6%, reflecting lower sales of XE, F-TYPE and XF (impacted by sales of the long wheel base Jaguar XFL now on sale from the China JV), offset partially by higher F-PACE and XJ volumes. By region, JLR wholesales were up in the UK (13.8%) and China (7.6%), broadly flat in North America and down in Europe (11.9%) and in other Overseas markets (12.3%).

Jaguar Land Rover’s Q1 FY18 retail sales (including the China JV) by key region and model compared to Q1 FY17 is detailed in the following table:

	Q1 FY18	Q1 FY17	Change (%)
UK	23,083	26,919	(14.3%)
North America	28,393	24,566	15.6%
Europe	33,536	33,551	(0.0%)
China[2]	33,514	25,726	30.3%
Overseas	18,937	21,991	(13.9%)

Total JLR	137,463	132,753	3.5%

F-PACE	17,648	9,467	86.4%
F-TYPE	2,737	2,703	1.3%
XE	8,858	9,209	(3.8%)
XF2	9,592	7,886	21.6%
XJ	2,431	2,540	(4.3%)
XK1	—	1	n/a

Jaguar[2]	41,266	31,806	29.7%

Discovery Sport[2]	28,035	29,110	(3.7%)
Discovery	9,272	12,387	(25.1%)
Range Rover Evoque[2]	24,813	25,763	(3.7%)
Range Rover Velar	112	—	n/a
Range Rover Sport	19,903	20,583	(3.3%)
Range Rover	14,062	12,362	13.8%
Defender[1]	—	740	n/a
Freelander[1]	—	2	n/a

Land Rover[2]	96,197	100,947	(4.7%)

Total JLR	137,463	132,753	3.5%

[1]	Production of the Jaguar XK, Land Rover Defender and Freelander models have now been discontinued.
[2]	China JV retail volume in Q1 FY18 was 20,309 units (10,637 units of Discovery Sport, 4,694 units of Evoque and 4,978 units of Jaguar XFL).

Revenue and profits

Revenue was £5.6 billion in Q1 FY18, up £244 million year on year, primarily reflecting favourable foreign exchange (weaker Pound), partially offset by lower wholesales.

PBT was £595 million in Q1 FY18, up £196 million year on year, reflecting:

•	Unfavourable volume and mix primarily reflecting lower wholesale volumes (£28m), in particular following strong seasonal sales in Q4 FY17

•	Higher variable marketing costs (£93m)

•	Higher material and operating costs including non-recurrence of favourable adjustments in Q1 FY17 (£96m)

•	Higher depreciation and amortisation (£62m)

•	Overall favourable FX and commodities (£88m)

•	A £437 million one-off credit relating to changes made to improve the sustainability of the Company’s defined benefit pension plans, partially offset by the non-recurrence of £50m of recoveries in Q1 FY17 from the Tianjin port explosion

Underlying EBITDA (excluding the one-off pension credit) was £442 million (7.9% margin) in Q1 FY18, compared to £672 million (12.5% margin) in Q1 FY17 and underlying EBIT was £69 million (1.2% margin) in Q1 FY18, compared to £329 million (6.1% margin) in Q1 FY17. The unadjusted EBIT margin was 9.0%.

PAT in Q1 FY18 was £472 million, compared to £304 million in the same period last year.

Underlying EBITDA and EBIT reconciliation

Quarter ended 30 June (£ millions)	2017	2016
Profit after tax	472	304
Adjustments:
Income tax	123	95

Profit before tax	595	399

One-off items	(438)	(51)

Profit before tax and one-off items	157	348

Foreign exchange gains - financing	(19)	23
Foreign exchange gains - derivatives	(89)	(21)
Commodity (losses)/gains - unrealised derivatives	8	(33)
Finance income	(9)	(9)
Finance expense (net)	21	21

Underlying EBIT	69	329

Depreciation and amortisation	450	388
Share of profit from equity accounted investments	(77)	(45)

Underlying EBITDA	442	672

Cash flow, liquidity and capital resources

Free cash flow in Q1 FY18 was negative £1.3 billion after £995 million of total investment spending and £733 million of unfavourable working capital movements. In the quarter, £901 million of investment spending was capitalised and £94 million was expensed through the income statement.

Cash and financial deposits at 30 June 2017 stood at £4.1 billion (comprising £1.6 billion of cash and cash equivalents and £2.5 billion of financial deposits) after the negative free cash flow of £1.3 billion, an £11m decrease in the utilisation of a short-term debt facility and a £60 million dividend (out of a total £150 million declared) paid to our parent TML Holdings Pte. Limited. The cash and financial deposits include an amount of £513 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 30 June 2017, the Company also had an undrawn revolving credit facility totalling £1.9 billion, maturing in July 2020, and £69 million of an unutilized short-term uncommitted receivable factoring facility. The Company has since amended the undrawn revolving credit facility to mature in 2022 (see “Post Balance Sheet Items”)

Debt

The following table shows details of the Company’s financing arrangements as at 30 June 2017:

(£ millions)	Facility amount	Outstanding	Undrawn

Committed
£400m 5.000% Senior Notes due Feb 2022**	400	400	—
£400m 3.875% Senior Notes due Mar 2023**	400	400	—
£300m 2.750% Senior Notes due Jan 2021	300	300	—
$500m 5.625% Senior Notes due Feb 2023*	384	384	—
$700m 4.125% Senior Notes due Dec 2018**	539	539	—
$500m 4.250% Senior Notes due Nov 2019**	384	384	—
$500m 3.500% Senior Notes due Mar 2020**	384	384	—
€650m 2.200% Senior Notes due Jan 2024	571	571	—
Revolving 5 year credit facility	1,870	—	1,870
Receivable factoring facilities***	227	159	68
Finance lease obligations	6	6	—

Subtotal	5,465	3,527	1,938

Prepaid costs	—	(26)	—

Total	5,465	3,501	1,938

*	Issued by Jaguar Land Rover Automotive plc and guaranteed by Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.
**	Issued by Jaguar Land Rover Automotive plc and guaranteed by Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.
***	$295 million uncommitted receivables factoring facility with Jaguar Land Rover Limited as the borrower and guaranteed by Jaguar Land Rover Holdings Limited.

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, including those discussed on pages 50-55 of the Annual Report 2016-17 of the Group (available at www.jaguarlandrover.com) along with mitigating factors. The principal risks discussed in the Group’s Annual Report 2016-17 are competitive business efficiency, global economic and geopolitical environment, environmental regulations and compliance, brand positioning, rapid technology change, information and cyber security, exchange rate fluctuations, unethical and prohibited business practice, product liability and recalls, patent and intellectual property (IP) protection.

Acquisitions and disposals

There were no material acquisitions or disposals in Q1 FY18.

Off-balance sheet financial arrangements

In Q1 FY18 the Company had no off-balance sheet financial arrangements other than to the extent disclosed in the condensed consolidated financial statements in this Interim Report, starting on page 6.

Related party transactions

Related party transactions for Q1 FY18 are disclosed in note 22 to the condensed consolidated financial statements disclosed on page 20 of this Interim Report. There have been no material changes in the related party transactions described in the latest annual report.

Post balance sheet items

Effective 28 July 2017, the Company amended and extended its existing £1,870 million unsecured revolving credit facility (originally maturing in July 2020) by 2 years to mature in July 2022 and increased the facility size to £1,885 million.

Employees

At the end of Q1 FY18, Jaguar Land Rover employed 40,857 people worldwide including agency personnel. This compared to 39,386 at the end of Q1 FY17.

Board of directors

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed as Director, Chief Executive Officer
Natarajan Chandrasekaran	Chairman	2017
Professor Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Andrew M. Robb	Director	2009
Nasser Mukhtar Munjee	Director	2012
Chandrasekaran Ramakrishnan	Director	2013

Condensed Consolidated Income Statement

		Three months ended
(£ millions)	Note	30 June 2017 (unaudited)	30 June 2016 (unaudited) Restated*
Revenue		5,599	5,355
Material and other cost of sales excluding exceptional item		(3,565)	(3,241)
Exceptional item	2	1	51
Material and other cost of sales		(3,564)	(3,190)
Employee costs		(656)	(605)
Pension past service credit	18	437	—
Other expenses		(1,278)	(1,137)
Net impact of commodity derivatives		(7)	18
Development costs capitalised	3	355	322
Other income		68	56
Depreciation and amortisation		(450)	(388)
Foreign exchange gain/(loss)		26	(65)
Finance income	4	9	9
Finance expense (net)	4	(21)	(21)
Share of profit from equity accounted investments		77	45

Profit before tax		595	399
Income tax expense excluding tax on exceptional item		(123)	(85)
Tax on exceptional item		—	(10)
Income tax expense	9	(123)	(95)

Profit for the period		472	304

*	Comparatives have been restated due to the change in accounting policy for presentation of foreign exchange gains and losses as set out in note 1.

Condensed Consolidated Statement of Comprehensive Income

	Three months ended
(£ millions)	30 June 2017 (unaudited)	30 June 2016 (unaudited)
Profit for the period	472	304
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(119)	(227)
Income tax related to items that will not be reclassified	19	41

	(100)	(186)

Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on cash flow hedges (net)	1,144	(1,411)
Currency translation differences	(2)	15
Income tax related to items that may be reclassified	(216)	271

	926	(1,125)

Other comprehensive income/(expense) net of tax	826	(1,311)

Total comprehensive income/(expense) attributable to shareholders	1,298	(1,007)

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 June 2017 (unaudited)	31 March 2017 (audited)
Non-current assets
Investments		559	475
Other financial assets		347	270
Property, plant and equipment		6,195	5,885
Intangible assets		6,306	6,167
Other non-current assets		106	80
Deferred tax assets		451	511

Total non-current assets		13,964	13,388

Current assets
Cash and cash equivalents		1,637	2,878
Short-term deposits		2,471	2,609
Trade receivables		1,176	1,273
Other financial assets	6	302	218
Inventories	7	3,762	3,464
Other current assets	8	474	517
Current tax assets		12	3

Total current assets		9,834	10,962

Total assets		23,798	24,350

Current liabilities
Accounts payable		6,026	6,508
Short-term borrowings	14	159	179
Other financial liabilities	11	1,824	2,139
Provisions	12	634	644
Other current liabilities	13	423	490
Current tax liabilities		117	144

Total current liabilities		9,183	10,104

Non-current liabilities
Long-term borrowings	14	3,336	3,395
Other financial liabilities	11	821	1,399
Provisions	12	953	988
Retirement benefit obligation	18	1,138	1,461
Other non-current liabilities		383	362
Deferred tax liabilities		255	60

Total non-current liabilities		6,886	7,665

Total liabilities		16,069	17,769

Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	16	6,061	4,913

Equity attributable to shareholders		7,729	6,581

Total liabilities and equity		23,798	24,350

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 9 August 2017.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2017 (audited)	1,501	167	4,913	6,581
Profit for the period	—	—	472	472
Other comprehensive income for the period	—	—	826	826

Total comprehensive income	—	—	1,298	1,298

Dividend	—	—	(150)	(150)

Balance at 30 June 2017 (unaudited)	1,501	167	6,061	7,729

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2016 (audited)	1,501	167	5,946	7,614
Profit for the period	—	—	304	304
Other comprehensive expense for the period	—	—	(1,311)	(1,311)

Total comprehensive expense	—	—	(1,007)	(1,007)

Dividend	—	—	(150)	(150)

Balance at 30 June 2016 (unaudited)	1,501	167	4,789	6,457

Condensed Consolidated Cash Flow Statement

		Three months ended
(£ millions)	Note	30 June 2017 (unaudited)	30 June 2016 (unaudited) *Restated
Cash flows used in operating activities
Cash used in operations	21	(256)	(39)
Income tax paid		(104)	(59)

Net cash used in operating activities		(360)	(98)

Cash flows (used in)/from investing activities
Purchases of other investments		(20)	—
Investment in other restricted deposits		(2)	(12)
Redemption of other restricted deposits		3	4
Movements in other restricted deposits		1	(8)
Investment in short-term deposits		(1,072)	(731)
Redemption of short-term deposits		1,197	708
Movements in short-term deposits		125	(23)
Purchases of property, plant and equipment		(478)	(264)
Cash paid for intangible assets		(403)	(343)
Finance income received		9	9

Net cash used in investing activities		(766)	(629)

Cash flows (used in)/from financing activities
Finance expenses and fees paid		(24)	(27)
Proceeds from issuance of short-term borrowings		136	72
Repayment of short-term borrowings		(147)	(106)
Repayments of long-term borrowings		—	(57)
Payments of finance lease obligations		(1)	(1)
Dividends paid		(60)	(150)

Net cash used in financing activities		(96)	(269)

Net decrease in cash and cash equivalents		(1,222)	(996)
Cash and cash equivalents at beginning of period		2,878	3,399
Effect of foreign exchange on cash and cash equivalents		(19)	44

Cash and cash equivalents at end of period		1,637	2,447

*	Comparatives have been restated for the amendment to disclose separately ‘Effect of foreign exchange on cash and cash equivalents’ as a separate line item after ‘Cash and cash equivalents at beginning of period’. The line items of ‘Cash flows generated from operating activities before changes in assets and liabilities’ in note 21 and ‘Cash used in operations’, ‘Net cash used in operating activities’, and ‘Net decrease in cash and cash equivalents’ in the consolidated cash flow statement were previously reported as £645 million, £(5) million (previously reported as Cash generated from operations), £54 million and £952 million for the period ended 30 June 2016. An adjustment of £44 million was recorded to those line items for the period ended 30 June 2016, to reflect the removal of the foreign exchange gain on cash and cash equivalents from those line items to present this amount separately as described above. The line items of ‘Cash flows generated from operating activities before changes in assets and liabilities’, ‘Cash used in operations’, ‘Net cash used in operating activities’, and ‘Net decrease in cash and cash equivalents’ were therefore restated as £601 million, £39 million, £98 million and £996 million for the period ended 30 June 2016. There is no impact on cash and cash equivalents as previously reported for the period ended 30 June 2016.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The information for the three month period ended 30 June 2017 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 15.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2017, which were prepared in accordance with IFRS as adopted by the EU.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s annual report for the year ended 31 March 2017.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2017, as described in those financial statements.

Change in presentation of foreign exchange gains and losses

During the quarter ended 31 March 2017, the Group reviewed the presentation of foreign exchange in the consolidated income statement following the continued increase in hedging activity, volatility in foreign exchange rates, and in anticipation of transition to IFRS 9.

As a result, it was considered more appropriate to present realised foreign exchange relating to derivatives hedging revenue exposures as an adjustment to “Revenue” and realised foreign exchange relating to derivatives hedging cost exposures as an adjustment to ‘Material and other cost of sales’. The prior period comparatives have been represented on this basis. Realised foreign exchange losses of £106 million and £14 million have been adjusted to ‘Revenue’ and ‘Material and other cost of sales’ respectively for the period ended 30 June 2016.

There is no impact upon the reported profit after taxation or reported equity for the period ended 30 June 2016.

2	Exceptional item

The exceptional item within ‘Material and other cost of sales’ of £1 million for the quarter ended 30 June 2017 relates to the recovery of import duties and taxes following the explosion at the port of Tianjin (China) in August 2015 which led to a reversal of the initial provision recorded in the quarter ended 30 September 2015.

The exceptional item within “Material and other cost of sales” of £51 million for the quarter ended 30 June 2016 related to an interim payment of £50 milliion in relation to the vehicles involved in the Tianjin incident and £1 million due to achieving sales at a higher net realisable value than that estimated at 31 March 2016.

Due to the size of the provision recorded, the charge together with the associated tax impact was disclosed as an exceptional item in the year ended 31 March 2016.

Notes (forming part of the condensed consolidated interim financial statements)

3	Research and development

	Three months ended
(£ millions)	30 June 2017 (unaudited)	30 June 2016 (unaudited)
Total research and development costs incurred	449	407
Research and development expensed	(94)	(85)

Development costs capitalised	355	322

Interest capitalised	22	20
Research and development expenditure credit	(22)	(20)

Total internally developed intangible additions	355	322

4	Finance income and expense

	Three months ended
(£ millions)	30 June 2017 (unaudited)	30 June 2016 (unaudited)
Finance income	9	9

Total finance income	9	9

Total interest expense on financial liabilities measured at amortised cost	(39)	(38)
Unwind of discount on provisions	(5)	(4)
Interest capitalised	23	21

Total finance expense (net)	(21)	(21)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the three month period was 4.0% (three months ended 30 June 2016: 4.4%).

5	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	Three months ended	Year ended
(£ millions)	30 June 2017 (unaudited)	31 March 2017 (audited)
At beginning of period	60	60
Charged during the period	—	—
Utilised during the period	(1)	(1)
Unused amounts reversed	—	(13)
Foreign currency translation	(4)	14

At end of period	55	60

6	Other financial assets – current

As at (£ millions)	30 June 2017 (unaudited)	31 March 2017 (audited)
Advances and other receivables recoverable in cash	1	2
Restricted cash	3	4
Derivative financial instruments	253	169
Accrued income	20	19
Other	25	24

Total current other financial assets	302	218

Notes (forming part of the condensed consolidated interim financial statements)

7	Inventories

As at (£ millions)	30 June 2017 (unaudited)	31 March 2017 (audited)
Raw materials and consumables	129	117
Work-in-progress	322	330
Finished goods	3,311	3,017

Total inventories	3,762	3,464

8	Other current assets

As at (£ millions)	30 June 2017 (unaudited)	31 March 2017 (audited)
Recoverable VAT	173	243
Prepaid expenses	199	167
Research and development credit	92	97
Other	10	10

Total other current assets	474	517

9	Taxation

Recognised in the income statement

The income tax for the three month period ended 30 June 2017 and 30 June 2016 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends.

10	Capital expenditure

Capital expenditure in the three month period was £526 million (three month period to 30 June 2016: £260 million) on property, plant and equipment and £371 million (three month period to 30 June 2016: £345 million) was capitalised as intangible assets (excluding research and development expenditure credits). There were no impairments, material disposals or changes in use of assets.

11	Other financial liabilities

As at (£ millions)	30 June 2017 (unaudited)	31 March 2017 (audited)
Current
Finance lease obligations	1	2
Interest accrued	40	27
Derivative financial instruments	1,323	1,760
Liability for vehicles sold under a repurchase arrangement	370	350
Dividend payable	90	—

Total current other financial liabilities	1,824	2,139

Non-current
Finance lease obligations	5	5
Derivative financial instruments	814	1,391
Other payables	2	3

Total non-current other financial liabilities	821	1,399

Notes (forming part of the condensed consolidated interim financial statements)

12	Provisions

As at (£ millions)	30 June 2017 (unaudited)	31 March 2017 (audited)
Current
Product warranty	508	511
Legal and product liability	106	114
Provisions for residual risk	7	7
Provision for environmental liability	13	12

Total current provisions	634	644

Non-current
Product warranty	852	879
Legal and product liability	49	47
Provision for residual risk	27	27
Provision for environmental liability	18	22
Other employee benefits obligations	7	13

Total non-current provisions	953	988

Three months ended 30 June 2017 (unaudited) (£ millions)	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Total
Opening balance	1,390	161	34	34	13	1,632
Provision made during the period	125	4	1	—	—	130
Provision used during the period	(160)	(1)	(1)	(3)	(6)	(171)
Unused amounts reversed in the period	—	(9)	—	—	—	(9)
Impact of discounting	5	—	—	—	—	5

Closing balance	1,360	155	34	31	7	1,587

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

Notes (forming part of the condensed consolidated interim financial statements)

13	Other current liabilities

As at (£ millions)	30 June 2017 (unaudited)	31 March 2017 (audited)
Liabilities for advances received	55	92
Deferred revenue	185	167
VAT	130	171
Other taxes payable	33	38
Other	20	22

Total current other liabilities	423	490

14	Interest bearing loans and borrowings

As at (£ millions)	30 June 2017 (unaudited)	31 March 2017 (audited)
Short-term borrowings
Bank loans	159	179

Short-term borrowings	159	179

Long-term borrowings
EURO MTF listed debt	3,336	3,395

Long-term borrowings	3,336	3,395

Finance lease obligations	6	7

Total debt	3,501	3,581

15	Financial Instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 35 to the annual consolidated financial statements for the year ended 31 March 2017.

The following tables show the carrying amounts and fair value of each category of financial assets and liabilities.

	30 June 2017		31 March 2017
As at (£ millions)	Carrying value (unaudited)	Fair value (unaudited)	Carrying value (audited)	Fair value (audited)
Cash and cash equivalents	1,637	1,637	2,878	2,878
Short-term deposits	2,471	2,471	2,609	2,609
Trade receivables	1,176	1,176	1,273	1,273
Other financial assets - current	302	302	218	218
Other financial assets - non-current	347	347	270	270

Total financial assets	5,933	5,933	7,248	7,248

	30 June 2017		31 March 2017
As at (£ millions)	Carrying value (unaudited)	Fair value (unaudited)	Carrying value (audited)	Fair value (audited)
Accounts payable	6,026	6,026	6,508	6,508
Short-term borrowings	159	159	179	179
Long-term borrowings	3,336	3,464	3,395	3,489
Other financial liabilities - current	1,824	1,824	2,139	2,139
Other financial liabilities - non-current	821	821	1,399	1,399

Total financial liabilities	12,166	12,294	13,620	13,714

Notes (forming part of the condensed consolidated interim financial statements)

16	Other reserves

The movement of reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2017 (audited)	(329)	(2,310)	7,552	4,913
Profit for the period	—	—	472	472
Remeasurement of defined benefit obligation	—	—	(119)	(119)
Gain on effective cash flow hedges	—	747	—	747
Currency translation differences	(2)	—	—	(2)
Income tax related to items recognised in other comprehensive income	—	(141)	19	(122)
Cash flow hedges reclassified to profit or loss	—	397	—	397
Income tax related to items reclassified to profit or loss	—	(75)	—	(75)
Dividend	—	—	(150)	(150)

Balance at 30 June 2017 (unaudited)	(331)	(1,382)	7,774	6,061

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2016 (audited)	(363)	(873)	7,182	5,946
Profit for the period	—	—	304	304
Remeasurement of defined benefit obligation	—	—	(227)	(227)
Loss on effective cash flow hedges	—	(1,532)	—	(1,532)
Currency translation differences	15	—	—	15
Income tax related to items recognised in other comprehensive income	—	295	41	336
Cash flow hedges reclassified to profit or loss	—	121	—	121
Income tax related to items reclassified to profit or loss	—	(24)	—	(24)
Dividend	—	—	(150)	(150)

Balance at 30 June 2016 (unaudited)	(348)	(2,013)	7,150	4,789

17	Dividends

During the three months ended 30 June 2017, an ordinary share dividend of £150 million was declared. £60 million of this amount was paid in June 2017 (three months to 30 June 2016: £150 million proposed and paid).

Notes (forming part of the condensed consolidated interim financial statements)

18	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited and overseas subsidiaries which operate defined benefit pension schemes.

(£ millions)	Three months ended 30 June 2017 (unaudited)	Year ended 31 March 2017 (audited)
Change in defined benefit obligation
Defined benefit obligation at beginning of the period	9,969	7,668
Current service cost	55	198
Past service credit	(437)	—
Interest expense	60	275
Actuarial (gains)/losses arising from:
- Changes in demographic assumptions	—	(76)
- Changes in financial assumptions	(66)	2,335
- Experience adjustments	—	(213)
Exchange differences on foreign schemes	(1)	5
Member contributions	—	2
Benefits paid	(101)	(225)

Defined benefit obligation at end of period	9,479	9,969

Change in plan assets
Fair value of plan assets at beginning of the period	8,508	7,103
Interest income	55	258
Remeasurement (loss)/gain on the return of plan assets, excluding amounts included in interest income	(185)	1,149
Administrative expenses	(2)	(9)
Exchange differences on foreign schemes	(1)	3
Employer contributions	67	227
Member contributions	—	2
Benefits paid	(101)	(225)

Fair value of scheme assets at end of period	8,341	8,508

Amount recognised in the consolidated balance sheet consist of
Present value of defined benefit obligations	(9,479)	(9,969)
Fair value of scheme assets	8,341	8,508

Net liability	(1,138)	(1,461)

Non-current liabilities	(1,138)	(1,461)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	Three months ended 30 June 2017 (unaudited)	Year ended 31 March 2017 (audited)
Discount rate	2.6%	2.6%
Expected rate of increase in compensation level of covered employees	2.3%	3.7%
Inflation rate	3.2%	3.2%

Notes (forming part of the condensed consolidated interim financial statements)

18	Employee benefits (continued)

For the valuations at 30 June 2017 and 31 March 2017, the mortality assumptions used are the SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120% for males and 110% for females has been used for the Jaguar Pension Plan, 115% for males and 105% for females for the Land Rover Pension Scheme, and 95% for males and 85% for females for the Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2014) projections with an allowance for long-term improvements of 1.25% per annum.

The Group noted that on 27 March 2017, a new mortality projection model (CMI (2016)) was released that potentially indicated a small reduction in longevity of, on average, 0.5 years compared to current assumptions. The Group considered adopting the new mortality tables and noted that there was uncertainty about the appropriate level of initial mortality improvements, both for the general population and when applying the model to other populations. On this basis, following discussion with and recommendation by the Group’s pension advisor, it is considered that the CMI (2014) mortality tables represent the Group’s best estimate of the future longevity of its defined benefit schemes’ members both during and after employment as at 30 June 2017.

On 3 April 2017, the Group approved and communicated to its defined benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from 6 April 2017 so that, among other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. As a result of the remeasurement of the schemes’ liabilities, a past service credit of £437 million has arisen and was recognised in the three month period ended 30 June 2017.

19	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £15 million (31 March 2017: £7 million) against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers. The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future; however, the Group is unable at this point in time to reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Other taxes and duties

During the year ended 31 March 2015, the Group’s Brazilian subsidiary received a demand for 167 million Brazilian Real (£40 million at 30 June 2017 exchange rate) in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. The matter has been successfully contested before the Brazilian appellate authorities but the position is not yet considered final due to a theoretical opportunity for the tax authorities to decide to lodge a further appeal in the period following the most recent favourable judgement. Professional legal opinions obtained in Brazil also fully support that the basis of the tax authority’s original assertion was incorrect and, as a result, the likelihood of any settlement ultimately having to be made is considered remote. Accordingly, no provision has been recognised in the financial statements and the matter is disclosed here purely for the purposes of completeness.

Notes (forming part of the condensed consolidated interim financial statements)

19	Commitments and contingencies (continued)

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature aggregating to £1,401 million (31 March 2017: £2,047 million) and £9 million (31 March 2017: £31 million) relating to the acquisition of intangible assets.

Commitments and contingencies also includes other contingent liabilities of £127 million (31 March 2017: £82 million). The timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Inventory of £nil (31 March 2017: £nil) and trade receivables with a carrying amount of £159 million (31 March 2017: £179 million) and property, plant and equipment with a carrying amount of £nil (31 March 2017: £nil) and restricted cash with a carrying amount of £nil (31 March 2017: £nil) are pledged as collateral/security against the borrowings and commitments.

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 3,500 million of capital, of which CNY 2,875 million has been contributed as at 30 June 2017. The outstanding commitment of CNY 625 million translates to £72 million at 30 June 2017 exchange rate.

The Group’s share of capital commitments of its joint ventures at 30 June 2017 is £192 million (31 March 2017: £171 million) and contingent liabilities of its joint ventures at 30 June 2017 is £4 million (31 March 2017: £3 million).

20	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board. In addition, covenants (such as Adjusted EBITDA to interest ratios) related to the Group’s financing arrangements are regularly monitored and compliance is certified annually

The following table summarises the capital of the Group:

As at (£ millions)	30 June 2017 (unaudited)	31 March 2017 (audited)
Short-term debt	160	181
Long-term debt	3,341	3,400

Total debt*	3,501	3,581

Equity	7,729	6,581

Total capital (debt and equity)	11,230	10,162

*	Total debt includes finance lease obligations of £6 million (31 March 2017: £7 million).

Notes (forming part of the condensed consolidated interim financial statements)

21	Notes to the consolidated cash flow statement

Reconciliation of profit for the period to cash used in operations

	Three months ended
(£ millions)	30 June 2017 (unaudited)	30 June 2016 (unaudited) *Restated
Cash flows generated from/(used in) operating activities
Profit for the period	472	304
Adjustments for:
Depreciation and amortisation	450	388
Loss on sale of assets	3	3
Foreign exchange (gain)/loss on loans	(19)	23
Income tax expense	123	95
Finance expense (net)	21	21
Finance income	(9)	(9)
Foreign exchange gain on derivatives	(89)	(21)
Foreign exchange loss/(gain) on short term deposits	13	(27)
Foreign exchange gain on other restricted deposits	—	(5)
Foreign exchange loss/(gain) on cash and cash equivalents	19	(44)
Unrealised loss/(gain) on commodities	8	(33)
Share of profit from equity accounted investments	(77)	(45)
Pension past service credit	(437)	—
Exceptional items	(1)	(51)
Other non-cash adjustments	—	2

Cash flows generated from operating activities before changes in assets and liabilities	477	601

Trade receivables	96	(54)
Other financial assets	5	17
Other current assets	43	(32)
Inventories	(296)	(647)
Other non-current assets	(9)	(12)
Accounts payable	(488)	(21)
Other current liabilities	(67)	(11)
Other financial liabilities	16	49
Other non-current liabilities and retirement benefit obligations	17	58
Provisions	(50)	13

Cash used in operations	(256)	(39)

*	Comparatives have been restated for the amendment to disclose separately ‘Effect of foreign exchange on cash and cash equivalents’ as a separate line item after ‘Cash and cash equivalents at beginning of period’. The line items of ‘Cash flows generated from operating activities before changes in assets and liabilities’ in note 21 and ‘Cash used in operations’, ‘Net cash used in operating activities’, and ‘Net decrease in cash and cash equivalents’ in the consolidated cash flow statement were previously reported as £645 million, £(5) million, £54 million and £952 million for the period ended 30 June 2016. An adjustment of £44 million was recorded to those line items for the period ended 30 June 2016, to reflect the removal of the foreign exchange gain on cash and cash equivalents from those line items to present this amount separately as described above. The line items of ‘Cash flows generated from operating activities before changes in assets and liabilities’, ‘Cash used in operations’, ‘Net cash used in operating activities’, and ‘Net decrease in cash and cash equivalents’ were therefore restated as £601 million, £39 million, £98 million and £996 million for the period ended 30 June 2016. There is no impact on cash and cash equivalents as previously reported for the period ended 30 June 2016.

Notes (forming part of the condensed consolidated interim financial statements)

22	Related party transactions

The Group’s related parties principally consist of Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent company), subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with these related parties in the ordinary course of business including transactions for the sale and purchase of products and services with its joint ventures and associates. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements. All related party transactions are conducted under normal terms of business. The amounts outstanding are unsecured and will be settled in cash.

	2017			2016*
	(unaudited)			(unaudited)
Three months ended 30 June (£ millions)	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	162	1	15	140	—	10
Purchase of goods	—	—	25	—	—	18
Services received	40	44	28	30	40	25
Services rendered	25	—	—	19	—	1
Trade and other receivables	92	1	34	105	—	24
Accounts payable	3	23	14	2	4	31
Dividend payable	—	—	90	—	—	—
Dividend paid	—	—	60	—	—	150

*	The 2016 comparative balances have been restated, in order to fully reflect the transactions with all of the Group’s related parties.

Compensation of key management personnel

Three months ended 30 June (£ millions)	2017 (unaudited)	2016 (unaudited)
Key management personnel remuneration	3	5

23	Subsequent events

Effective 28 July 2017, the Group amended and extended its existing £1,870 million unsecured revolving credit facility (originally maturing in July 2020) by 2 years to mature in July 2022 and increased the facility to £1,885 million.